

January 31, 2011

Mr. James S. Kuo, M.D., M.B.A
President and Chief Executive Officer
Adeona Pharmaceuticals, Inc.
3930 Varsity Drive
Ann Arbor, MI 48108

> **Re:** **Adeona Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Interim Period Ended June 30, 2010**
> **File No. 001-12584**

Dear Mr. Kuo:

We have reviewed your December 22, 2010 response to our December 15, 2010 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Interim Period Ended June 30, 2010

Note 2. Basis of Presentation

Revenue Recognition, page 7

1. We acknowledge your response to comment 8. Please revise your draft disclosures to include how revenue will be recognized to the extent contracts have continuing obligations or additional deliverables. Additionally, revise your draft disclosure to include your revenue recognition policy for royalty payments, including how royalty revenue will be calculated and recognized.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant